Filed by Rocket Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Mr. Cooper Group Inc.

Commission File No.: 001-14667

The following are excerpts from the transcript of the earnings call held by Rocket Companies, Inc. (“Rocket”) regarding its second quarter 2025 earnings held July 31, 2025. The excerpts contain only those portions of the transcript relating to discussions of the proposed transactions between Rocket and Mr. Cooper Group Inc. (“Mr. Cooper”).

Rocket: Q2 2025 Earnings Call Transcript

July 31, 2025

Bose George, Analyst, Keefe, Bruyette & Woods, Inc.:

Actually, historically, you guys obviously didn't hedge your MSR, given the very high recapture rates, but just given that the recapture rates on the Cooper MSR will be lower, just given a lot of that is acquired, et cetera, just what are your thoughts about the hedge strategy and on a combined basis going forward?

Brian Brown:

So as it relates first, I'll start with your – answer your question directly on the Cooper side, but I do want to talk a little bit about just the Rocket proper side and the hedge there, too. So as it relates to the Cooper side, the plan is to continue hedging the combined portfolios. Cooper does a really nice job about that. I think they target around 70% coverage. So if you're thinking about, hey, it's the day after close, I don't expect any change there. And the reason for that is because we have to prove to ourselves that these recapture synergies are going to come in. And as we start having more data and real information, we will continue to reevaluate that because to your point, there is a real natural hedge between the MSR value fluctuations and the recapture business.

But on the Rocket side we haven't hedged. I want to point that out. And we primarily hedged the MSR assets that we plan to sell. So it's been more of a temporary hedge. But as we continue to evaluate our strategy, we did layer on a hedge during the quarter really around that float assumption. And that's to preserve the float earnings component of the MSR value, particularly on those lower note rates that are unlikely to pay off anytime soon. So you'll see that in the financials when we file the Q. We're being very thoughtful about it. But that float earnings assumption, which is based on the short term side of the curve, we did put a hedge on to try to preserve that.

Jeffrey Adelson, Analyst, Morgan Stanley & Co. LLC:

I was hoping we could maybe just talk quickly about Mr. Cooper. I know the deal is still not closed yet, but now that another several months has gone by, I'm just curious whether you still think those synergies are on track and maybe you could comment a little bit on. If you've done any more work or incremental work into whether you think that that 65% recapture rate assumption could be considered the correct number, et cetera?

Varun Krishna:

Yeah, thanks for the question, Jeff. I'll start just by talking about the context and progress that we're making on the deal, and then I'll ask Brian to jump in as well. But let me just start by talking about why Mr. Cooper and Rocket make sense. And at the heart of it is just our ability to build lifetime value, long-term relationships with clients. And that's essentially what servicing represents, right, the ability to serve a client for the entirety of their loan experience. And our thesis is that if we do a good job with that, we earn the right to recapture them for a new loan, which is core to our strategy. And ultimately, if we do that right, we end up reducing the cost of acquisition, which allows us to pass on more value, more savings directly to the client.

Now, I would say in terms of our progress toward closing, we're very pleased with the progress. We're on track for a Q4 close. We received HSR approval. We're advancing with state level regulators, with the GSEs and of course with FHFA. It is a large, complex transaction, but the process is moving as expected and the teams from both organizations are collaborating very closely and it is our number one priority across the company. Brian, is there anything you would want to add?

Brian Brown:

The only thing I would add is every day that we've made progress since the last update, we just keep building on the conviction around the synergy numbers. This is similar to the Redfin update other than the fact we're not closed here. I would say the line of sight on the expense side makes us feel really good and the work that we're doing in terms of tearing apart the recapture only gives us more conviction. So as we sit here today, the only way I can probably answer that question is conviction continues to increase. And we're very confident in the numbers.

Cautionary Statement Regarding Forward-Looking Information

This communication contains statements herein regarding the proposed transaction between Rocket Companies, Inc. (“Rocket”) and Mr. Cooper Group Inc. (“Mr. Cooper”). Future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) entered into by Rocket and Mr. Cooper on March 31, 2025; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Mr. Cooper’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Mr. Cooper’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Mr. Cooper’s ability to attract, motivate, retain and hire key personnel and maintain relationships with others with whom Rocket or Mr. Cooper does business, or on Rocket’s or Mr. Cooper’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Mr. Cooper’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Mr. Cooper may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Mr. Cooper’s ability to pursue certain business opportunities or strategic transactions; (ix) the anticipated tax treatment of the proposed transaction may not be obtained, risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (xi) the impact of legislative, regulatory, economic, competitive and technological changes; (xii) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xiii) the risk that integration of the Rocket and Mr. Cooper businesses post-closing may not occur as anticipated or the combined company may not be able to achieve the anticipated synergies expected from the proposed transaction, and the costs associated with such integration; and (xiv) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Mr. Cooper.

These risks, as well as other risks related to the proposed transaction, are more fully described in a registration statement on Form S-4 (the “Registration Statement”) filed by Rocket with the Securities and Exchange Commission (the “SEC”), which became effective on July 30, 2025 in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K and Form 10-K/A, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Rocket filed with the SEC the Registration Statement, containing a prospectus and information statement of Rocket and a proxy of Mr. Cooper (the “Joint Proxy and Information Statement/Prospectus”). The Joint Proxy and Information Statement/Prospectus was delivered to stockholders of Rocket and Mr. Cooper. Rocket and Mr. Cooper may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy and Information Statement/Prospectus or Registration Statement or any other document which Rocket or Mr. Cooper may file with the SEC. INVESTORS AND SECURITYHOLDERS OF ROCKET AND MR. COOPER ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ROCKET, MR. COOPER, THE COMPANIES’ PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders of Rocket and Mr. Cooper may obtain copies of the Registration Statement and the Joint Proxy and Information Statement/Prospectus, as well as other filings with the SEC that are incorporated by reference into such documents, containing information about Rocket and Mr. Cooper, without charge, at the SEC’s website (www.sec.gov).

Copies of the documents filed with the SEC by Rocket are available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Mr. Cooper are available free of charge under the SEC Filings heading of the Investor Relations section of Mr. Cooper’s website investors.mrcoopergroup.com.

Participants in the Solicitation

Rocket and Mr. Cooper and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Mr. Cooper’s stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Form 10-K/A Amendment No. 1 (the “Rocket 10-K/A”) filed with the SEC on April 28, 2025, and other documents subsequently filed by Rocket with the SEC, which can be obtained free of charge through the website maintained by the SEC at www.sec.gov. Any changes in the holdings of the Rocket’s securities by Rocket’s directors or executive officers from the amounts described in the Rocket 10-K/A have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Rocket 10-K/A and are available at the SEC’s website at www.sec.gov. Information regarding Mr. Cooper’s directors and executive officers is available in Mr. Cooper’s Annual Report on Form 10-K for the year ended December 31, 2024 and Mr. Cooper’s proxy statement, dated April 10, 2025, for its 2025 annual meeting of stockholders (the “Mr. Cooper 2025 Proxy”), which can be obtained free of charge through the website maintained by the SEC at www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Historical Executive Compensation Information”; “Proposal 2: Advisory Vote on Say on Pay” and “Beneficial Ownership” in the Mr. Cooper 2025 Proxy. Any changes in the holdings of Mr. Cooper’s securities by Mr. Cooper’s directors or executive officers from the amounts described in the Mr. Cooper 2025 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Mr. Cooper 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is included in the Registration Statement, containing the Joint Proxy and Information Statement/Prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.